ANTERO RESOURCES CORPORATION

1615 Wynkoop Street

Denver, CO 80202

August 2, 2016

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Quarterly Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Antero Resources Corporation has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the three months ended June 30, 2016, which was filed with the U.S. Securities and Exchange Commission on August 2, 2016. Such disclosure is included under the caption “Disclosure pursuant to Section 13(r) of the Securities Exchange Act of 1934” beginning on page 66 of the Quarterly Report on Form 10-Q and is incorporated by reference herein.

Sincerely,

ANTERO RESOURCES CORPORATION

By:	/s/ Glen C. Warren, Jr.
Glen C. Warren, Jr.
President, Chief Financial Officer and Secretary